UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2013

Attached is the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2013, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 11, 2013 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated November 8, 2013, a copy of which was furnished under cover of Form 6-K on November 8, 2013.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager Investor Relations Office

Date: November 12, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2013	September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥961,433	¥1,098,043
Short-term investments	53,753	63,373
Notes and accounts receivable, trade	2,428,099	2,053,384
Allowance for doubtful accounts (Note 8)	(44,961)	(41,563)
Accounts receivable, other	357,255	311,068
Inventories (Note 2)	350,721	371,495
Prepaid expenses and other current assets	338,794	470,105
Deferred income taxes	224,194	231,831

Total current assets	4,669,288	4,557,736

Property, plant and equipment:
Telecommunications equipment	13,432,047	13,175,212
Telecommunications service lines	15,143,239	15,255,677
Buildings and structures	5,993,215	6,045,005
Machinery, vessels and tools	1,868,972	1,909,664
Land	1,139,636	1,155,504
Construction in progress	334,326	370,871

	37,911,435	37,911,933
Accumulated depreciation	(28,134,748)	(28,194,283)

Net property, plant and equipment	9,776,687	9,717,650

Investments and other assets:
Investments in affiliated companies (Note 1)	551,883	558,994
Marketable securities and other investments (Note 1)	357,222	409,063
Goodwill	824,216	904,875
Software	1,340,682	1,299,993
Other intangible assets	278,272	277,375
Other assets	997,989	1,066,835
Deferred income taxes (Note 1)	752,828	750,127

Total investments and other assets	5,103,092	5,267,262

Total assets	¥19,549,067	¥19,542,648

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2013	September 30, 2013
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥77,455	¥236,757
Current portion of long-term debt	703,304	661,698
Accounts payable, trade	1,436,643	1,102,301
Current portion of obligations under capital leases	16,368	17,033
Accrued payroll	437,609	412,596
Accrued interest	8,971	8,275
Accrued taxes on income	228,736	238,470
Accrued consumption tax	54,667	45,581
Advances received	183,723	193,145
Other	351,913	389,487

Total current liabilities	3,499,389	3,305,343

Long-term liabilities:
Long-term debt (excluding current portion)	3,234,631	3,216,957
Obligations under capital leases (excluding current portion)	36,254	35,948
Liabilities for employees’ retirement benefits	1,505,571	1,540,203
Accrued liabilities for point programs	156,233	144,923
Deferred income taxes	198,824	205,943
Other	396,162	426,356

Total long-term liabilities	5,527,675	5,570,330

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4)
Authorized – 6,192,920,900 shares
Issued – 1,323,197,235 shares at March 31 and September 30, 2013	937,950	937,950
Additional paid-in capital	2,827,612	2,827,009
Retained earnings (Note 4)	5,227,268	5,455,978
Accumulated other comprehensive income (loss) (Note 4)	(192,932)	(117,828)
Treasury stock, at cost (Note 4) – 137,822,603 shares at March 31 and 181,392,161 shares at September 30, 2013	(568,459)	(791,768)

Total NTT shareholders’ equity	8,231,439	8,311,341

Noncontrolling interests	2,290,564	2,355,634

Total equity	10,522,003	10,666,975

Contingent liabilities (Note 9)

Total liabilities and equity	¥19,549,067	¥19,542,648

	Yen
	March 31, 2013	September 30, 2013

Per share of common stock:

NTT shareholders’ equity	¥6,944.17	¥7,279.12

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2012	2013
Operating revenues (Note 1):
Fixed voice related services	¥866,851	¥794,482
Mobile voice related services	659,295	535,049
IP/packet communications services	1,850,855	1,863,808
Sale of telecommunications equipment	402,333	442,229
System integration	940,272	1,029,127
Other	517,786	601,375

	5,237,392	5,266,070

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	1,125,265	1,149,202
Cost of equipment sold (excluding items shown separately below)	418,376	370,696
Cost of system integration (excluding items shown separately below)	636,653	736,640
Depreciation and amortization (Notes 1 and 6)	930,095	919,120
Impairment loss	788	162
Selling, general and administrative expenses	1,463,246	1,434,234
Goodwill and other intangible asset impairments	—	2,989

	4,574,423	4,613,043

Operating income	662,969	653,027

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,513)	(24,757)
Interest income	8,759	8,772
Other, net (Note 4)	(412)	38,736

	(20,166)	22,751

Income before income taxes and equity in earnings (losses) of affiliated companies	642,803	675,778

Income tax expense (benefit) (Note 4):
Current	240,343	265,771
Deferred	10,238	(8,735)

	250,581	257,036

Income before equity in earnings (losses) of affiliated companies	392,222	418,742
Equity in earnings (losses) of affiliated companies (Note 1)	4,680	5,256

Net income	396,902	423,998

Less – Net income attributable to noncontrolling interests	103,487	100,458

Net income attributable to NTT	¥293,415	¥323,540

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,223,705,175	1,166,074,957
Net income attributable to NTT (Yen) (Note 1)	¥239.78	¥277.46

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013
Net income	¥396,902	¥423,998
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	12,407	17,177
Unrealized gain (loss) on derivative instruments	(727)	(3,469)
Foreign currency translation adjustments	(458)	70,840
Pension liability adjustments	8,091	6,028

Total other comprehensive income (loss)	19,313	90,576

Total comprehensive income (loss)	416,215	514,574

Less – Comprehensive income attributable to noncontrolling interests	101,964	115,930

Total comprehensive income (loss) attributable to NTT	¥314,251	¥398,644

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2012	2013
Operating revenues (Note 1):
Fixed voice related services	¥433,727	¥403,510
Mobile voice related services	321,697	263,798
IP/packet communications services	924,659	923,301
Sale of telecommunications equipment	233,914	210,613
System integration	485,193	541,788
Other	262,270	313,943

	2,661,460	2,656,953

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	562,831	592,558
Cost of equipment sold (excluding items shown separately below)	238,951	172,612
Cost of system integration (excluding items shown separately below)	333,480	400,039
Depreciation and amortization (Notes 1 and 6)	469,812	462,626
Impairment loss	618	80
Selling, general and administrative expenses	745,106	722,012
Goodwill and other intangible asset impairments	—	2,925

	2,350,798	2,352,852

Operating income	310,662	304,101

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,597)	(12,409)
Interest income	4,435	4,411
Other, net (Note 4)	(4,270)	23,591

	(14,432)	15,593

Income before income taxes and equity in earnings (losses) of affiliated companies	296,230	319,694

Income tax expense (benefit) (Note 4):
Current	128,146	146,053
Deferred	(10,538)	(26,578)

	117,608	119,475

Income before equity in earnings (losses) of affiliated companies	178,622	200,219
Equity in earnings (losses) of affiliated companies (Note 1)	1,762	2,167

Net income	180,384	202,386

Less – Net income attributable to noncontrolling interests	43,529	45,563

Net income attributable to NTT	¥136,855	¥156,823

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,223,645,346	1,152,310,900
Net income attributable to NTT (Yen) (Note 1)	¥111.84	¥136.09

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013
Net income	¥180,384	¥202,386
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	12,602	6,509
Unrealized gain (loss) on derivative instruments	(2,088)	316
Foreign currency translation adjustments	(46,206)	16,105
Pension liability adjustments	4,236	3,049

Total other comprehensive income (loss)	(31,456)	25,979

Total comprehensive income (loss)	148,928	228,365

Less – Comprehensive income attributable to noncontrolling interests	36,692	50,577

Total comprehensive income (loss) attributable to NTT	¥112,236	¥177,788

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2012	2013
Cash flows from operating activities:
Net income	¥396,902	¥423,998
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	930,095	919,120
Impairment loss	788	162
Deferred taxes	10,238	(8,735)
Goodwill and other intangible asset impairments	—	2,989
Loss on disposal of property, plant and equipment	37,718	37,477
Equity in (earnings) losses of affiliated companies	(4,680)	(5,256)
(Increase) decrease in notes and accounts receivable, trade	125,681	386,937
(Increase) decrease in inventories (Note 2)	(50,442)	(19,098)
(Increase) decrease in other current assets	(88,169)	(94,214)
Increase (decrease) in accounts payable, trade and accrued payroll	(266,644)	(251,502)
Increase (decrease) in accrued consumption tax	3,937	(10,033)
Increase (decrease) in accrued interest	111	(728)
Increase (decrease) in advances received	(6,148)	3,890
Increase (decrease) in accrued taxes on income	11,311	8,233
Increase (decrease) in other current liabilities	20,128	15,166
Increase (decrease) in liability for employees’ retirement benefits	28,975	42,372
Increase (decrease) in other long-term liabilities	(31,021)	11,059
Other	(27,277)	(25,210)

Net cash provided by operating activities	1,091,503	1,436,627

Cash flows from investing activities:
Payments for property, plant and equipment	(809,027)	(750,327)
Payments for acquisitions of intangible assets	(220,600)	(193,307)
Proceeds from sales of property, plant and equipment	3,343	20,281
Payments for purchases of non-current investments	(24,099)	(34,098)
Proceeds from sales and redemptions of non-current investments	8,823	11,289
Acquisitions of subsidiaries, net of cash acquired	(35,425)	(35,063)
Payments for purchases of short-term investments	(501,721)	(44,544)
Proceeds from redemptions of short-term investments	390,376	42,675
Other	(3,856)	(28,948)

Net cash used in investing activities	¥(1,192,186)	¥(1,012,042)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2012	2013
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥150,162	¥275,549
Payments for settlement of long-term debt	(195,949)	(350,292)
Proceeds from issuance of short-term debt	1,348,429	3,373,100
Payments for settlement of short-term debt	(1,263,404)	(3,222,508)
Dividends paid (Note 4)	(85,664)	(94,830)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 4)	(7,707)	(223,308)
Acquisition of treasury stock by subsidiary	(1,255)	(5,058)
Other	(57,652)	(51,550)

Net cash used in financing activities	(113,040)	(298,897)

Effect of exchange rate changes on cash and cash equivalents	1,179	10,922

Net increase (decrease) in cash and cash equivalents	(212,544)	136,610
Cash and cash equivalents at beginning of period	1,020,143	961,433

Cash and cash equivalents at end of period	¥807,599	¥1,098,043

Cash paid during the period for:
Interest	¥28,196	¥25,453
Income taxes, net	¥226,587	¥258,719

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2013, the consolidated statements of income and the consolidated statements of comprehensive income for the three and six months ended September 30, 2012 and 2013 and consolidated statements of cash flows for the six months ended September 30, 2012 and 2013 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Reclassification of accumulated other comprehensive income

Effective April 1, 2013, NTT adopted Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”).

This new accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes thereto, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification). The adoption of this accounting standard did not have any impact on NTT Group’s financial conditions and results of operations.

(2) Change in accounting estimate

Effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimate for the six months ended September 30, 2013 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is expected to be ¥11,537 million, ¥7,137 million, and ¥6.12, respectively.

(3) Retrospective application of equity method for an investee

As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification Topic 323, Investments-Equity Method and Joint Ventures, issued by the FASB. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in NTT Group’s consolidated financial statements for this retrospective application.

The impact on major items on the consolidated balance sheet as of March 31, 2013, was a ¥140,512 million increase in “Investments in affiliated companies,” a ¥303,601 million decrease in “Marketable securities and other investments,” a ¥58,467 million increase in “Deferred income taxes” under “Investments and other assets” and a ¥85,456 million decrease in “Accumulated other comprehensive income (loss).”

The impact on major items on the consolidated statement of income for the year ended March 31, 2013, was a ¥3,452 million decrease in “Other, net” under “Other income (expenses),” a ¥1,614 million increase in “Equity in earnings (losses) of affiliated companies” and a ¥2,139 million decrease in “Net income attributable to NTT.” The impact on “Net income attributable to NTT” under “Per share of common stock” was a decrease of ¥1.77.

(4) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2012 and 2013, there is no difference between basic EPS and diluted EPS.

(5) Reclassifications

Effective as of three-month period ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, a portion of its “Mobile voice related services” revenues and “IP/packet communications services” revenues to “Other” revenues, and a portion of its “Other” revenues to “System integration” revenues. In order to match the reclassification used for the six-month period ended September 30, 2013, results for the three and six months ended September 30, 2012 have been adjusted to reflect such reclassification.

2. Inventories:

Inventories at March 31 and September 30, 2013 comprised the following:

	Millions of yen
	March 31, 2013	September 30, 2013
Telecommunications equipment to be sold and materials	¥179,499	¥181,627
Projects in progress	86,382	109,922
Supplies	84,840	79,946

Total	¥350,721	¥371,495

3. Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31 and September 30, 2013 were as follows:

	Millions of yen
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥120,406	¥111,537	¥1,863	¥230,080
Debt securities	47,721	1,256	481	48,496
Held-to-maturity:
Commercial paper*	69,989	—	—	69,989
Other debt securities	4,662	33	—	4,695

Total	¥242,778	¥112,826	¥2,344	¥353,260

*	Commercial paper consists of “Cash and cash equivalents” totaling ¥69,989 million.

	Millions of yen
	September 30, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥136,699	¥137,209	¥3,667	¥270,241
Debt securities	49,950	931	615	50,266
Held-to-maturity:
Commercial paper*	19,998	—	—	19,998
Other debt securities	5,360	21	—	5,381

Total	¥212,007	¥138,161	¥4,282	¥345,886

*	Commercial paper consists of “Cash and cash equivalents” totaling ¥9,998 million and “Short-term investments” totaling ¥10,000 million.

In the ordinary course of its business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥80,534 million and ¥89,618 million at March 31 and September 30, 2013, respectively.

4. Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2013 and for the six months ended September 30, 2013 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2012	1,323,197,235	99,431,812
Acquisition of treasury stock under resolution of the board of directors	—	38,382,300
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,631
Resale of treasury stock to holders of less-than-one-unit shares	—	(9,140)

Balance at March 31, 2013	1,323,197,235	137,822,603

Acquisition of treasury stock under resolution of the board of directors	—	43,556,500
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	14,486
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,428)

Balance at September 30, 2013	1,323,197,235	181,392,161

On September 19, 2012, the board of directors resolved that NTT may acquire up to 42 million outstanding shares of its common stock at an amount in total not exceeding ¥150 billion during the period from September 20, 2012 through March 29, 2013. Based on this resolution, NTT repurchased 38,382,300 shares of its common stock for a total purchase price of ¥149,999 million between September 2012 and February 2013.

On May 10, 2013, the board of directors resolved that NTT may acquire up to 50 million outstanding shares of its common stock at an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 43,556,500 shares of its common stock for a total purchase price of ¥223,242 million between May 2013 and September 2013. NTT also repurchased 5,180,700 shares of its common stock for a total purchase price of ¥26,757 million in October 2013, which concluded its stock repurchases authorized by the board of directors’ resolution.

On November 8, 2013, the board of directors resolved that NTT will cancel 186,500,000 shares currently held as treasury stock on November 15, 2013.

Dividends –

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 25, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥94,830 million
Cash dividends per share	¥80
Date of record	March 31, 2013
Date of payment	June 26, 2013

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 8, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥91,344 million
Cash dividends per share	¥80
Date of record	September 30, 2013
Date of payment	December 9, 2013

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2012 and 2013 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥7,882,587	¥2,165,142	¥10,047,729
Dividends paid to NTT Shareholders	(85,664)	—	(85,664)
Dividends paid to noncontrolling interests	—	(44,856)	(44,856)
Acquisition of treasury stock	(7,731)	—	(7,731)
Resale of treasury stock	24	—	24
Other equity transactions	(558)	9,934	9,376
Net income	293,415	103,487	396,902
Other comprehensive income (loss)	20,836	(1,523)	19,313
Unrealized gain (loss) on securities	9,443	2,964	12,407
Unrealized gain (loss) on derivative instruments	(788)	61	(727)
Foreign currency translation adjustments	4,079	(4,537)	(458)
Pension liability adjustments	8,102	(11)	8,091
Balance at September 30, 2012	¥8,102,909	¥2,232,184	¥10,335,093

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥8,231,439	¥2,290,564	¥10,522,003
Dividends paid to NTT Shareholders	(94,830)	—	(94,830)
Dividends paid to noncontrolling interests	—	(48,823)	(48,823)
Acquisition of treasury stock	(223,315)	—	(223,315)
Resale of treasury stock	6	—	6
Other equity transactions	(603)	(2,037)	(2,640)
Net income	323,540	100,458	423,998
Other comprehensive income (loss)	75,104	15,472	90,576
Unrealized gain (loss) on securities	11,845	5,332	17,177
Unrealized gain (loss) on derivative instruments	(2,454)	(1,015)	(3,469)
Foreign currency translation adjustments	59,976	10,864	70,840
Pension liability adjustments	5,737	291	6,028
Balance at September 30, 2013	¥8,311,341	¥2,355,634	¥10,666,975

Accumulated other comprehensive income (loss) –

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six and three months ended September 30, 2013 are as follows:

	Millions of yen
For the six months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	17,374	(2,967)	70,760	—	85,167
Amounts reclassified from accumulated other comprehensive income	(197)	(502)	80	6,028	5,409

Other comprehensive income	17,177	(3,469)	70,840	6,028	90,576

Less – Comprehensive income attributable to noncontrolling interests	5,332	(1,015)	10,864	291	15,472

Balance at September 30, 2013	¥83,821	¥(5,014)	¥54,293	¥(250,928)	¥(117,828)

	Millions of yen
For the three months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2013	¥79,268	¥(5,456)	¥41,233	¥(253,838)	¥(138,793)
Other comprehensive income before reclassification	6,725	911	16,025	—	23,661
Amounts reclassified from accumulated other comprehensive income	(216)	(595)	80	3,049	2,318

Other comprehensive income	6,509	316	16,105	3,049	25,979

Less – Comprehensive income attributable to noncontrolling interests	1,956	(126)	3,045	139	5,014

Balance at September 30, 2013	¥83,821	¥(5,014)	¥54,293	¥(250,928)	¥(117,828)

Reclassifications out of accumulated other comprehensive income (loss) for the six and three months ended September 30, 2013 are as follows:

	Millions of yen
For the six months ended September 30	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Unrealized gain (loss) on securities	¥345	Other, net
	(148)	Income tax expense (benefit)

	¥197	Net income

Unrealized gain (loss) on derivative instruments	¥819	Other, net
	(275)	Income tax expense (benefit)
	(42)	Equity in earnings (losses) of affiliated companies

	¥502	Net income

Foreign currency translation adjustments	¥(7)	Other, net
	(73)	Income tax expense (benefit)

	¥(80)	Net income

Pension liability adjustments	¥(8,692)	*
	2,664	Income tax expense (benefit)

	¥(6,028)	Net income

Total	¥(5,409)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

	Millions of yen
For the three months ended September 30	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Unrealized gain (loss) on securities	¥363	Other, net
	(147)	Income tax expense (benefit)

	¥216	Net income

Unrealized gain (loss) on derivative instruments	¥964	Other, net
	(327)	Income tax expense (benefit)
	(42)	Equity in earnings (losses) of affiliated companies

	¥595	Net income

Foreign currency translation adjustments	¥(7)	Other, net
	(73)	Income tax expense (benefit)

	¥(80)	Net income

Pension liability adjustments	¥(4,455)	*
	1,406	Income tax expense (benefit)

	¥(3,049)	Net income

Total	¥(2,318)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

5. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2013 are as follows:

	Millions of yen
	March 31, 2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥94,592	¥94,482	¥110	¥—
Foreign equity securities	135,488	135,488	—	—
Domestic debt securities	31,125	5,023	22,629	3,473
Foreign debt securities	17,371	5	17,366	—
Derivatives:
Forward exchange contracts	737	—	737	—
Interest rate swap agreements	96	—	96	—
Currency swap agreements	21,905	—	21,905	—

Liabilities
Derivatives:
Forward exchange contracts	652	—	652	—
Interest rate swap agreements	1,972	—	1,972	—
Currency swap agreements	277	—	277	—
Currency option agreements	¥369	¥—	¥369	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	September 30, 2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥126,401	¥126,294	¥107	¥—
Foreign equity securities	143,840	143,840	—	—
Domestic debt securities	29,463	202	25,794	3,467
Foreign debt securities	20,803	10	20,793	—
Derivatives:
Forward exchange contracts	1,248	—	1,248	—
Interest rate swap agreements	693	—	693	—
Currency swap agreements	25,698	—	25,698	—
Currency option agreements	117	—	117	—

Liabilities
Derivatives:
Forward exchange contracts	1,078	—	1,078	—
Interest rate swap agreements	1,846	—	1,846	—
Currency swap agreements	404	—	404	—
Currency option agreements	¥263	¥—	¥263	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise of marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise of forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the six months ended September 30, 2012 and 2013 were immaterial.

6. Segment and geographic information:

Operating segments are components of the NTT Group that 1) engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the six months ended September 30	2012	2013

Operating revenues:
Regional communications business -
External customers	¥1,594,504	¥1,538,409
Intersegment	214,545	210,743

Total	1,809,049	1,749,152

Long distance and international communications business -
External customers	763,260	815,481
Intersegment	51,159	48,418

Total	814,419	863,899

Mobile communications business -
External customers	2,188,733	2,179,057
Intersegment	18,587	19,914

Total	2,207,320	2,198,971

Data communications business -
External customers	534,131	555,065
Intersegment	73,214	58,822

Total	607,345	613,887

Other -
External customers	156,764	178,058
Intersegment	405,601	424,575

Total	562,365	602,633
Elimination	(763,106)	(762,472)

Consolidated operating revenues	¥5,237,392	¥5,266,070

	Millions of yen
For the three months ended September 30	2012	2013

Operating revenues:
Regional communications business -
External customers	¥799,599	¥775,193
Intersegment	109,017	107,180

Total	908,616	882,373

Long distance and international communications business -
External customers	386,685	423,610
Intersegment	25,466	24,290

Total	412,151	447,900

Mobile communications business -
External customers	1,122,921	1,075,186
Intersegment	12,118	10,212

Total	1,135,039	1,085,398

Data communications business -
External customers	274,647	286,047
Intersegment	36,245	34,560

Total	310,892	320,607

Other -
External customers	77,608	96,917
Intersegment	234,043	216,138

Total	311,651	313,055
Elimination	(416,889)	(392,380)

Consolidated operating revenues	¥2,661,460	¥2,656,953

Segment profit:

	Millions of yen
For the six months ended September 30	2012	2013

Segment profit:
Regional communications business	¥50,274	¥75,617
Long distance and international communications business	66,210	61,485
Mobile communications business	474,741	470,620
Data communications business	31,391	6,431
Other	34,249	30,455

Total segment profit	656,865	644,608
Elimination	6,104	8,419

Consolidated operating income	¥662,969	¥653,027

	Millions of yen
For the three months ended September 30	2012	2013

Segment profit:
Regional communications business	¥29,689	¥32,337
Long distance and international communications business	35,683	27,182
Mobile communications business	206,678	223,977
Data communications business	16,604	(656)
Other	18,981	16,711

Total segment profit	307,635	299,551
Elimination	3,027	4,550

Consolidated operating income	¥310,662	¥304,101

As indicated in “(2) Change in accounting estimate” in the “Note 1: Summary of significant accounting policies:,” effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. As a result, compared with the method used prior to April 1, 2013, operating income for the regional telecommunications business segment for the six-month period ended September 30, 2013 and the three-month period ended September 30, 2013 increased by ¥11,537 million and ¥5,751 million, respectively.

Transfers between operating segments are made at arms-length prices. Operating income is operating revenues less costs and operating expenses.

There have been no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the six months ended September 30, 2012 and 2013.

7. Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the six months ended September 30, 2012 and 2013 were ¥127,163 million and ¥116,645 million, respectively. Such amounts charged to income for the three months ended September 30, 2012 and 2013 were ¥67,409 million and ¥59,438 million, respectively.

8. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses and recorded investment in financing receivables at September 30, 2012 and 2013 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2012	7,473	16,794	8,372	4,683	78	37,400
Provision	1,586	(841)	34	2,176	(4)	2,951
Charge off	(1,822)	(1,182)	(198)	(2,880)	—	(6,082)
Recovery	4	86	17	1	—	108
Balance at September 30, 2012	7,241	14,857	8,225	3,980	74	34,377
Collectively evaluated for impairment	6,330	6,955	4,050	3,980	20	21,335
Individually evaluated for impairment	911	7,902	4,175	—	54	13,042

Financing receivables:
Balance at September 30, 2012	458,657	348,585	71,997	232,946	1,006	1,113,191
Collectively evaluated for impairment	457,447	338,155	64,105	232,946	917	1,093,570
Individually evaluated for impairment	1,210	10,430	7,892	—	89	19,621

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2013	6,829	11,423	6,154	3,390	107	27,903
Provision	1,114	(580)	(56)	1,381	(1)	1,858
Charge off	(1,137)	(927)	(132)	(1,729)	—	(3,925)
Recovery	2	51	2	1	—	56
Balance at September 30, 2013	6,808	9,967	5,968	3,043	106	25,892
Collectively evaluated for impairment	6,354	4,080	947	3,028	2	14,411
Individually evaluated for impairment	454	5,887	5,021	15	104	11,481

Financing receivables:
Balance at September 30, 2013	648,875	336,762	98,728	247,151	404	1,331,920
Collectively evaluated for impairment	648,351	330,113	90,545	247,136	300	1,316,445
Individually evaluated for impairment	524	6,649	8,183	15	104	15,475

9. Contingent liabilities:

Contingent liabilities at September 30, 2013 composed of loan guarantees and other contingencies amounted to ¥47,325 million.

At September 30, 2013, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Subsequent events:

Please see note 4 regarding NTT’s repurchase of its common stock and the resolution regarding the cancellation of its treasury stock.